UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42183

QMMM Holdings Ltd.

(Registrant’s Name)

Workshop 9, 11/F., Kodak House II,

39 Healthy Street East,

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “QMMM Holdings,” “we,” “us” and “our” refer to QMMM Holdings Ltd. and its subsidiaries.

Change in Registrant’s Certifying Accountant

On June 5, 2026, the audit committee (the “Audit Committee”) of the board of directors (the “Board”) of QMMM Holdings accepted the resignation of EliteCPA P.C. (“EliteCPA”) as its independent registered public accounting firm, effective immediately. EliteCPA had served as the Company’s independent registered public accounting firm since December 17, 2025. On June 5, 2026, the Audit Committee approved the appointment of GGF CPA LTD (“GGF”) as QMMM Holdings’ independent registered public accounting firm, effective immediately. The services previously provided by EliteCPA will be provided by GGF, effective as of June 5, 2026.

Since EliteCPA’s appointment on December 17, 2025 and up to June 5, 2026, EliteCPA has not issued any report on the financial statements of QMMM Holdings and has neither provided any adverse opinion or qualifications on our consolidated financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to EliteCPA’s satisfaction, would have caused EliteCPA to make reference to the subject matter of the disagreement in connection with the audit of the Company’s consolidated financial statements. During the years ended September 30, 2024, 2023 and 2022 and through June 5, 2026, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted EliteCPA with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

QMMM Holdings provided EliteCPA with a copy of the forgoing disclosure and requested EliteCPA to furnish QMMM Holdings with a letter addressed to the Securities and Exchange Commission stating whether or not EliteCPA agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of EliteCPA’s letter, dated June 5, 2026, is filed as Exhibit 99.1 to this Form 6-K.

During the years ended September 30, 2024, 2023 and 2022 and through June 5, 2026, neither QMMM Holdings nor anyone acting on QMMM Holdings’ behalf, consulted GGF with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on QMMM Holdings’ consolidated financial statements, and neither a written report was provided to QMMM Holdings nor oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by QMMM Holdings in reaching a decision as to the accounting, auditing or financial reporting issue; nor (ii) any matter that was either the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Letter from EliteCPA P.C. dated June 5, 2026

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QMMM Holdings Ltd.

Date: June 10, 2026	By:	/s/ Bun Kwai
	Name:	Bun Kwai
	Title:	Chief Executive Officer, Director and Chairman of the Board

3